SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 5, 2002



Charter Communications, Inc.
(Exact name of registrant as specified in its charter)

Delaware
(State or Other Jurisdiction of Incorporation or Organization)

000-27927	**43-1857213**
(Commission File Number)	*(I.R.S. Employer Identification Number)*

12405 Powerscourt Drive
St. Louis, Missouri   63131
(Address of principal executive offices including zip code)

(314) 965-0555
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

ITEM 7. EXHIBITS.

Exhibit
Number   Description

99.1   99.1 Press release dated November 5, 2002. *

    * filed herewith

ITEM 9. REGULATION FD DISCLOSURE

On November 5, 2002, Charter Communications, Inc. issued a press release announcing its results for the third quarter ended September 30, 2002. The entirety of the press release appearing in Exhibit 99.1 hereto is not filed but is furnished pursuant to Regulation FD.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS:

This Report includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our plans, strategies and prospects, both business and financial. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Many of the forward-looking statements contained in this Report may be identified by the use of forward-looking words such as "believe," "expect," "anticipate," "should," "planned," "will," "may," "intend," "estimated" and "potential," among others. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this Report are set forth in this Report and in reports or documents that we file from time to time with the United States Securities and Exchange Commission or the SEC, and include, but are not limited to: our ability to grow revenues and cash flow by offering advanced products and services; our ability to achieve free cash flow; our ability to maintain and grow the number of basic, digital and modem customers; the cost and availability of funding for anticipated capital expenditures for our upgrades, new equipment and facilities; our ability to support new advanced services through our plant technology upgrade; our ability to compete effectively in a highly competitive and changing environment; our ability to obtain programming as needed and at reasonable prices; our ability to continue to do business with existing vendors, particularly high-tech companies that do not have a long operating history; the results of the pending grand jury inquiry filed by the United States Attorney's Office for the Eastern District of Missouri, as well as other purported class action litigation against the company; general business conditions and economic uncertainty; and the effects of governmental regulation on our business and our ability to retain local franchises.

All forward-looking statements attributable to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement. We are under no obligation to update any of the forward-looking statements after the date of this Report to conform these statements to actual results or to changes in our expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Charter Communications, Inc. has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

CHARTER COMMUNICATIONS, INC.,
Registrant

Dated: November 5, 2002

By: /s/ Kent D. Kalkwarf
Name: Kent D. Kalkwarf
Title: Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

EXHIBIT INDEX

Exhibit Number	Description
99.1	99.1 Press release dated November 5, 2002.